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February 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on February 12, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson

dlw 2/16

File No. 82-2683

Wolters Kluwer
Health

FOR IMMEDIATE RELEASE

Contact: Robert Dekker
Director of Communications
Wolters Kluwer Health
+1 610-234-4533
robert.dekker@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+31 (0) 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Health Acquires *The Cancer Journal*

Journal Will Be Part of Industry's Largest Portfolio of Professional Oncology Information

Conshohocken, Pa., (February 12, 2007) — Wolters Kluwer Health, a leading global provider of healthcare information content and services, has acquired *The Cancer Journal* from Jones & Bartlett Publishers. *The Cancer Journal* will be published by Lippincott Williams & Wilkins (LWW), Wolters Kluwer Health's leading medical publishing brand. The acquisition will further enhance LWW's ability to meet a wider range of healthcare professionals' needs for integrated oncology information.

With the addition of "*Principles and Practices of Oncology*" (PPO) to its name, *The Cancer Journal* will become part of LWW's industry-leading collection of oncology information products offered under the editorial leadership of renowned cancer specialists Vincent T. DeVita, Jr., MD; Steven A. Rosenberg, MD, PhD; and Theodore S. Lawrence, MD, PhD. In partnership with these esteemed editors, LWW has published the world's leading text in oncology for over 25 years. The journal will provide readers with three sources of information: original research, reviews, and updates based on chapters from the PPO book. Together, these will give an integrated view of modern oncology across all disciplines.

"We are excited to be adding *The Cancer Journal* to the educational efforts in oncology based on the PPO text," said co-editor Steven A. Rosenberg, MD, PhD. "With both the textbook and the journal under the imprint of a single publisher; we can now link the two and establish a dynamic system for delivering comprehensive and current oncology information to physicians worldwide."

"For many years, oncology professionals worldwide have turned to LWW publications for the latest and most comprehensive information on oncology research, prevention and treatment," said Betsy Jones, General Manager of LWW Journal. "With the addition of *The Cancer Journal*: *The Journal of Principles and Practice of Oncology* to our portfolio, we will provide a bi-monthly platform for the leading voices in clinical oncology information.

"The acquisition of *The Cancer Journal* is congruent with our strategy to grow our leading positions by extending our proprietary content in the healthcare industry, especially in leading disease states and therapeutic areas", said Jeff McCaulley, President & CEO of Wolters Kluwer Health.

For further information on *The Cancer Journal*: *The Journal of Principles and Practice of Oncology*, including manuscript submission guidelines, subscription rates and advertising opportunities, go to www.journalppo.com.

Financial details on the terms of the agreement were not disclosed.

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About Wolters Kluwer Health
Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and ProVation; and pharmaceutical information providers Adis International and Source®. For more information, visit www.wkhealth.com.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

END